Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Years Ended December 31,
	Three Months Ended March 31, 2011	2010	2009	2008	2007	2006
Income before income taxes	$1,702	$3,711	$2,184	$2,391	$3,743	$3,329
Adjustment for companies accounted for by the equity method	(31)	(74)	(50)	6	218	11
Capitalized interest	(12)	(38)	(47)	(49)	(45)	(37)
Amortization of capitalized interest	9	35	37	37	34	33
	1,668	3,634	2,124	2,385	3,950	3,336

Fixed charges:
Interest and debt expense	100	590	408	376	430	460
Capitalized interest	12	38	47	49	45	37
Rental expense representative of interest factor	22	89	101	107	107	94
	134	717	556	532	582	591

Total adjusted earnings available for payment of fixed charges	$1,802	$4,351	$2,680	$2,917	$4,532	$3,927

Number of times fixed charges earned	13.4	6.1	4.8	5.5	7.8	6.6